Exhibit 23.7

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hampton Roads Bankshares, Inc.

We consent to the use of our report dated March 1, 2007, with respect to the consolidated balance sheet of Hampton Roads Bankshares, Inc. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2006, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus. Our report refers to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on January 1, 2006.

Norfolk, Virginia

November 13, 2008